Exhibit 99.2

Annual General Meeting Address by Jan du Plessis Chairman, Rio Tinto London – 19 April 2012

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Good morning ladies and gentlemen.

It is a pleasure to welcome you to Rio Tinto’s Annual General Meeting here in the Queen Elizabeth the Second Conference Centre in London.

Not only is 2012 the Olympics year for London, in which we are proudly participating in a small way by providing the metal for the medals, but this AGM marks your company’s fiftieth Annual General Meeting.

As was the case last year, this meeting is being webcast to allow more shareholders to follow proceedings and I would therefore also like to extend a welcome to our on-line audience.

As you all know, safety is vitally important at Rio Tinto - and central in all parts of our business, not just our mines - so, before we continue with the meeting, I will ask you all to listen carefully to the following safety briefing.

Thank you for your attention to that announcement.

Changes in your Board

All your directors are present at today’s meeting.

May I extend a remote, but nonetheless warm, welcome to Mike Fitzpatrick and Richard Goodmanson who join us today by video link from Melbourne, as well as to Paul Tellier who joins us from Montreal.

I would like to take the opportunity to introduce John Varley and Chris Lynch, who both joined the Board during the year.

Chris Lynch was for many years a senior executive in global mining and metal companies and we are already benefiting from his tremendous practical experience of our industry.

John Varley has an outstanding track record in the financial services industry and will succeed Andrew Gould as the senior independent non-executive director upon Andrew’s retirement from the Board at the conclusion of the Australian Annual General Meeting in May.

John became chairman of the Remuneration committee in October and will be addressing you on our remuneration strategy and plans later in the meeting.

I would like to thank Andrew for his significant contribution to Rio Tinto since 2002, both as Chairman of the Remuneration Committee and as Senior Independent Director.

His leadership and international experience have been invaluable in helping to guide the Board during his nine years with the company.

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On a personal level, I also want to thank him warmly for his support to me when I took on the chairmanship of your company in difficult circumstances some three years ago.

Since I became chairman, the composition of the Board has changed considerably.

It will continue to evolve over time as we review the profile, skills, diversity and individual qualities of Board members against the current and future needs of the business, and the ever-changing environment in which we operate.

Before I move on to talk about the highlights of 2011, I would like to thank Tom, Guy and Sam and the rest of the executive team for their strong and effective contribution over the last year.

Highlights of 2011

Let me start with our financial results.

2011 was an outstanding year for Rio Tinto.

Following on from the record underlying earnings reported in 2010, we achieved another record figure in 2011 of 15.5 billion US dollars, up 11 per cent from 2010.

Record cash flows of 27.4 billion US dollars rose 16 per cent on the previous year.

However, our net earnings were impacted as a result of an impairment charge of 8.9 billion US dollars related to the Group’s aluminium business.

This reflects how the aluminium market is being squeezed by challenging supply and demand conditions, as well as rising input costs.

Your Board continues to balance investing in value-creating growth, with returning excess capital to shareholders.

We aim to do this while maintaining a strong balance sheet and our single ‘A’ credit rating.

Our record underlying earnings, together with strong operating cash flows and our confidence in the long term outlook, allowed us to increase our annual dividend by 34 per cent from 2010 levels, reinforcing our progressive dividend policy.

And our share buy-back programme was completed in March 2012, returning a further 7 billion US dollars to shareholders.

The global economy continued to experience high degrees of volatility in 2011 and naturally the management of risk within our business is a high priority for the Board.

We closely monitor the economic development of China, the single most important destination for our products, as well as those OECD countries where 85 per cent of our operating assets are located, whilst being alert to the inevitable risks of investing in assets in emerging economies. And we continually assess the challenges presented by escalating resource nationalism.

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Rio Tinto makes significant and transparent contributions to public finances in all the countries in which we operate.

We followed up our comprehensive and award-winning report of taxes paid in 2010 with the publication in March of an analysis of payments in 2011 by tax type, country and business unit.

In 2011, we paid 10.2 billion US dollars in taxes worldwide.

We welcome constructive debate on the achievement of transparent, stable and competitive fiscal regimes that encourage investment and acknowledge the significant contribution that responsible mining investments can make to economic development in the countries where we operate.

A sustainable strategy

Looking ahead, our strategy remains unchanged - to invest in and operate large, long-term, cost-competitive mines and businesses.

Our approved capital expenditure programme for 2012 of 16 billion US dollars supports this strategy and will provide investment in growth opportunities the Board believes will deliver superior returns to our shareholders.

Your Board regularly reviews the growth opportunities in the company portfolio, together with potential acquisitions and disposals that will improve the overall quality of our business. We focus on where we can achieve the best value for our shareholders.

We have some of the most exciting growth prospects in the sector. We made some carefully-chosen acquisitions in 2011 that give us further growth options.

We now have significant tier one opportunities in coking coal in Mozambique and uranium in Canada.

We have also moved to 51 per cent ownership of Ivanhoe Mines, giving us greater exposure to the excellent Oyu Tolgoi copper-gold project in Mongolia.

In addition, we have an ambitious organic growth programme with continuing significant investment in our world-class iron ore operation in the Pilbara in Western Australia.

We have also chosen to exit a number of businesses that are no longer in line with our strategy.

During the year, a decision was taken to streamline our aluminium portfolio with thirteen assets around the world targeted for further efficiencies and preparation for divestment or closure.

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The fundamentals of our diamond business are very sound, with demand growing strongly and lack of discoveries limiting supply, although the business has become less relevant in terms of scale, as other parts of Rio Tinto have grown much larger.

As a result, we have begun a strategic review of our diamonds business that will include exploring a range of options for potential divestment, which may be the best route to optimise value for our shareholders.

At Rio Tinto, our commitment to sustainable development is integrated into everything we do.

Our operations give us the opportunity to bring long-lasting, positive change to the communities, regions and countries where we work.

Adopting a responsible approach to mineral development ensures we secure and maintain our licence to operate.

It means we provide confidence to our stakeholders, and improve our access to the mineral resources, people and capital we need.

Our approach to sustainable development therefore enables us to keep investing in line with our Group strategy.

Outlook

The world continues to face considerable uncertainty and we believe this will contribute to ongoing volatility.

Whilst the European Central Bank has in recent months managed the sovereign debt crisis in Europe well, the situation is clearly not resolved and the potential for contagion continues to linger.

At the same time, promising signs of a recovery in the US have improved the global picture compared to six months ago.

China is not growing at the same rate as we have seen in recent years, but the rate of growth is still very favourable in comparison to global economic growth.

Overall, we are somewhat more confident than six months ago, in addition to which I believe our strong balance sheet will serve to strongly underpin our business in the face of short-term volatility.

Over the longer term, we continue to believe the outlook remains strong with demand for many of the products we produce expected to double over the next 20 years.

Emerging markets are industrialising, people are moving to cities and working to raise their standards of living.

Your company is well placed to supply this increase in demand for metals and minerals to meet rising infrastructure and consumption needs.

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In summary

Ladies and gentlemen, overall 2011 was an outstanding year for your company and one in which we have achieved excellent results.

Despite the current volatility, we are retaining flexibility and preserving our investment options to meet the growing global demand for our metals and minerals. Our organic growth programme continues and we will make value-enhancing acquisitions as the opportunities arise.

Where necessary we will refocus our activities to fit our strategic objectives of running large, cost-competitive operations.

Before I conclude and hand over to Tom, may I take this opportunity to thank all of our employees for the tremendous contributions that they have made this year.

With their ongoing commitment to improvements in our operational and financial efficiency they have - throughout 2011 - once again excelled.

I would also like to thank you, our shareholders, for your continued support. I extend my gratitude to the countries and communities that host our operations.

We are grateful for the opportunities they create for us to demonstrate our commitment to growing sustainably.

Thank you for your attention and I will now hand over to Tom to make some comments on our performance in 2011. Tom, over to you.

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Annual General Meeting Address by Tom Albanese Chief executive, Rio Tinto London – 19 April 2012

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Good morning ladies and gentlemen.

And thank you Jan.

In a moment I will get into the detail of the excellent results we produced and the global economic environment we are operating in.

And I will look ahead at how we plan to keep growing the business to increase the value of your company.

But as always, let me start with safety.

Our safety performance was marred by six fatalities at our managed operations last year and one earlier this year.

These were all terrible tragedies that are deeply felt by the families, friends and colleagues of those who died.

It means we must redouble our efforts to make ours a zero harm company.

I believe this to be an achievable goal and having everyone go home safe at the end of every day is at the heart of my vision for our company.

The road to zero harm is challenging, especially during times of major expansion, but I will not be satisfied until all of our locations are entirely injury-free.

Our year

So, let’s take a look at the big picture over the past year.

Many countries, and many industry sectors, are still continuing to adapt to the changed economic landscape after the global financial crisis.

Soaring oil prices and general market volatility persist; the continuing instability in the eurozone and geostrategic shifts in economic and political power have made for an often troubled backdrop in which global companies like ours operate.

As Jan said, our teams, right across the world, can be proud of the way they are adapting to these changing times, and of the outstanding performance Rio Tinto has delivered.

Throw in some of the additional problems caused by weather, and we can be particularly proud of the success which has come from delivering the tonnes when the markets demanded them, especially for iron ore.

Our world-class Pilbara iron ore business broke annual production and sales records, helping the company achieve record underlying earnings, and cash flows.

But 2011 was not just about delivering outstanding results;

it was also about ensuring the resilience of the business by tackling rising costs and striving for productivity gains.

Increasing costs are an industry-wide problem, particularly in hotspots like Australia, and I am determined to be on the front foot in tackling this challenge.

We are not immune from cost pressures, but have built a great track record of new project delivery and excellent operational performance from our mines.

These skills, coupled with our strengthened balance sheet, put us in a strong position to invest in growth, in some of the best projects anywhere in the industry.

The expansion of our Pilbara iron ore operations is, we believe, the highest quality project of its kind in the sector, which means it is the best value creator for you, our shareholders.

The nature of our projects means that we have the flexibility to take a phased approach to expansion and can adapt our plans to changes in the economic environment.

Product group results

Let’s take a look at how our different product groups fared last year, starting with iron ore.

Spotting the shoots of Chinese growth a decade ago and investing in iron ore mines means we have been producing at record levels at times of record prices.

In 2011, iron ore performance was very impressive, with the highest-ever operating cashflow and underlying earnings for the product group.

We exceeded our Pilbara production targets for 2011 and increased our annual capacity there by five million tonnes to 225 million tonnes last year and again this year to 230 million.

This extra capacity, together with continued productivity improvements from our industry-leading Operations Centre, helped us achieve these record results.

The consistently high quality of our operations is all the more impressive when you consider that we are also well underway with major expansion, which is proceeding without any disruption to production. Everything is now in place for the expansion to 283 million tonnes, and potentially to 353 million tonnes.

At Simandou in Guinea, work is underway on the ground as we prepare to develop the railway, mine and port for first shipment of iron ore by mid-2015.

As part of our commitment to sustainable investment we are excited about the opportunity from this infrastructure to also support agriculture and other multiple uses.

Aluminium

Turning to aluminium.

After starting 2011 with a tight physical market, global economic concerns and new Chinese supply took hold in the second half of the year, leading to lower aluminium prices.

The impact of higher sector-wide raw material costs was also felt in the second half, squeezing margins downwards across the industry.

Notwithstanding the business improvements we are making, the entire sector will continue to be challenged for some time by rising Chinese supply and higher costs.

These have caused us to review the carrying value of the assets and make a difficult but appropriate impairment of 8.9 billion US dollars.

Copper

In copper, supply continues to be tight which has meant strong prices over the last year.

Our copper grades were generally lower last year, but are predicted to recover in the second half of 2012.

We are working on studies for growth at tier one copper projects at La Granja in Peru, Kennecott Utah Copper in the US and Escondida in Chile, as well as bringing the Oyu Tolgoi copper-gold project in Mongolia into production in 2013.

Rio Tinto now owns 51% of Ivanhoe Mines. Yesterday we announced we will provide a comprehensive financing package for Ivanhoe that will underpin the development of Oyu Tolgoi.

We have also agreed that Rio Tinto will replace a number of directors on the Ivanhoe Board and nominate a new management team.

Energy

Moving to our energy product group.

In 2011, coal markets were volatile, with both global supply and demand disruptions occurring at different times throughout the year. Our coal and uranium mines in Australia recovered well from the effects of the significant wet weather early in the year.

We are growing our coal business, with a target to increase annual coal capacity in Australia and starting shipments from the newly-acquired coking coal assets in Mozambique in the first half of this year.

In 2011, we also completed the acquisition of Hathor Exploration, bolstering our global uranium strategy and providing a highly prospective entry point to the Athabasca basin in Saskatchewan.

Diamonds & Minerals

Turning now to Diamonds and Minerals.

As a result of the strength of the pigments market, earnings from our Iron and Titanium business doubled in 2011, as we continued to replace multi-year sales contracts with alternative pricing mechanisms.

Diamond prices were also strong in the first half of 2011, but weaker in the second half. The longer-term outlook remains strong, with limited supply of new diamonds and rising demand growth in China and India.

As Jan mentioned, we have begun a strategic review of our diamonds business that will include exploring a range of potential divestment options. We have a valuable, high-quality diamonds business, but given its scale, we are reviewing whether we can create more value through a different ownership structure.

In our titanium feedstock business, where we do have scale, we have announced plans to double our stake in Richards Bay Minerals.

And, we have created new opportunities in potash, through a joint venture exploration agreement in Saskatchewan, home to nearly half the world’s potash reserves.

Consistent strategy

In spite of the volatile times in which we find ourselves, each of our stakeholders can rest assured that Rio Tinto will continue to bring them the benefits of our global sector leadership.

This means superior returns to our shareholders; lasting economic and social benefits to our host countries and communities; enhanced production in response to our customers’ needs; and, for our employees, the most rewarding learning and growth opportunities in the sector.

As Rio Tinto shareholders, you own some of the world’s best mining assets. We have an unrivalled portfolio of quality growth options, and we have a proven track record of developing major projects on time and on budget.

If we step back from the current global economic volatility, our view of long-term demand remains very positive. That is, as the world develops, we expect to see billions of people moving through increasingly metals-intensive phases of development.

The future is growth

In our lifetime, and certainly in modern history, the world has developed to the benefit of the west, and the advanced economies.

There was a rich world and a poor world.

There is still too much poverty around the globe, but power and wealth are now spreading into previously poor, but now emerging, economies.

China has become an economic and political force, and is likely to be the next superpower.

India’s development is another remarkable story that few were writing about decade or two ago.

And parts of Africa are now showing that there too, the old clichés are fading and a new order is taking shape.

These are exciting times, and we are at the heart of the debates that flow from all these changes - about resources, sustainability, and the expectations of an ever-expanding aspirational middle class and the next generation in many parts of the world.

So, we see a world of strong global demand in an environment of constrained resource supply.

For too long, when prices were depressed and the outlook not so positive, the mining industry did not do enough exploration or develop enough skilled people and the challenge for us now is about access to human and mineral resources.

As a sector, we are still working hard to catch up with demand.

Geologically, deposits are becoming more difficult to find, and technically more difficult to develop. Stakeholder demands are increasing and it is taking longer to develop new resources, if we can at all. The trend towards greater resource nationalism is further adding to the risks and the costs of development, increasing the costs of capital and reducing the incentive to invest.

These are the challenges of the modern mining company.

And whilst they present a new paradigm to navigate they also open up new opportunities, particularly to the sector leaders.

Industry leadership through innovation

At Rio Tinto we believe the smart use of technology and innovation can make a big difference to solving the challenges we face.

As minerals become harder to mine, from deeper mines in more remote areas, innovation from modern science and technology is key to meeting these challenges safely and sustainably.

I am genuinely excited about the step-changes in technology we are pioneering, which includes our industry-leading Mine of the FutureTM programme.

Last year we announced the expansion of our driverless truck fleet from 10 to one hundred and fifty trucks - the first deployment of this technology in Australia, or anywhere else, of this scale.

We are also introducing autonomous drills and driverless trains, and developing huge advances in tunnel boring technology as well as new exploration methods.

This is not innovation for its own sake - it’s about real business benefits on the bottom line. At the heart is the vision of more productive mining operations, greater energy efficiency and improved safety and environmental performance.

Sustainable development

Our performance and commitment to sustainable development is central to the way we work, wherever we operate. We believe it not only makes good business sense but that we have a responsibility to future generations and all our stakeholders - from employees, to communities and to governments.

We believe our strong focus on sustainable development helps us manage risks effectively, reduce environmental impacts, engage with our communities and decrease operating costs. It also allows us to attract high-calibre employees and deliver superior returns for our shareholders.

In short, we see it as a great source of our competitive advantage.

We also recognise it is not about what we say but what we do. Throughout 2011, I had the opportunity to visit many of our operations and meet the teams on the ground delivering real results.

Our Simandou Communities team in Guinea has received international recognition for their work in the communities that surround our iron ore project.

In 2011 the team was awarded the Global Business Coalition Health Award for furthering the prevention of malaria and HIV/AIDS in local communities.

Under a number of investment initiatives to support the development of Mongolia and our Oyu Tolgoi mine, some 3300 Mongolians will be trained in an $85m US dollar education and training programme which will be the largest in Mongolia’s history.

We are also making a major contribution to nature conservation in promoting biodiversity and protecting water sources in the South Gobi.

Our water conservation efforts in Mongolia will make the mine one of the most water-conservative in the world.

In April 2010, the World Bank praised our assessments of the impacts of groundwater management.

And our commitment to sustainability reaches beyond our own operations.

We fully embrace London 2012’s commitment to delivering the most sustainable Olympic and Paralympic Games.

We are very proud to provide the metal to produce the 4,700 gold, silver and bronze medals at the London Games and we are excited about seeing the athletes we are sponsoring from Mongolia, Great Britain and Australia compete.

Conclusion

Against a background of volatility in our markets and industry challenges, 2011 was an excellent year for Rio Tinto.

Along with delivering record underlying earnings, we have enjoyed our highest ever operating cash flows.

Our strategic advantages are many:

•      we are delivering exceptional operating and financial performance;

•      we have some of the best operations and growth options available in the industry today;

•      we have a leadership position in production, exploration, innovation and sustainable development;

•      and our long-established strategy of focusing on large, long life, cost-competitive and expandable assets is balanced with delivering long term shareholder returns.

It is a privilege to be the Chief executive of Rio Tinto and I would like to thank all of our shareholders for your continuing support. Your support helped us lay the strong foundations of 2011 and I am confident that in continuing to focus on controlling costs and improving productivity, we will build on those foundations, and 2012 will be even better.

Thank you

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